UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37779

FGL HOLDINGS

THE NASDAQ STOCK MARKET LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Sterling house

16 Wesley Street

Hamilton, Bermuda HM CX

(800) 445-6758

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Units, each consisting of one Class A Ordinary Share and one-half of one Warrant

Class A Ordinary Shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.1

Pursuant to the requirements of the Securities Exchange Act of 1934, FGL Holdings (formerly known as CF Corporation) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: November 30, 2017	By: /s/ Douglas B. Newton	Title: Authorized Person
Name: Douglas B. Newton

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.